# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DataMeds AI, Inc., CIK 0002030763
CUSIP: 949503205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3000 Bayport Drive, Suite 950, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 05/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000896493

## Reporting persons
- Hyperscale Data, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 501,204; sole dispositive power 0; shared dispositive power 501,204; aggregate amount beneficially owned 501,204 (9.99% of the class)
  Comment: (1) Represents 501,204 shares of Common Stock issuable upon conversion of a convertible promissory note held by Ault Lending, LLC (the "Convertible Note"). Does not include (i) an additional 123,796 shares of Common Stock issuable upon conversion of the Convertible Note due to a 9.99% beneficial ownership blocker or (ii) 245,419 shares of Common Stock issuable upon exercise of warrants held by Ault Lending, LLC due to a 4.99% beneficial ownership blocker. Such figures assume, for purposes of this Schedule 13G, the conversion of the note at a conversion price equal to the initial floor price of $1.00 per share.
  
  (2) Based on 4,515,862 shares issued and outstanding as of August 18, 2026, as disclosed by the Issuer in the Definitive Information Statement filed with the SEC on November 9, 2026.

## Item 1. Issuer
Name of issuer: DataMeds AI, Inc.
Address of issuer's principal executive offices: 3000 Bayport Drive, Suite 950, Tampa, FL, 33607

## Item 2. Person Filing
Name of person filing: Hyperscale Data, Inc.
Address of principal business office or, if none, residence: 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 501,204
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 501,204
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 501,204

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 - Identification of the Subsidiary that Acquired the Security Being Reported on by the Parent Holding Company

## Signatures
- Hyperscale Data, Inc.: /s/ Milton C. Ault, III, Executive Chairman (11/10/2026)